UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hopscotch Acquisition Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 13, 2021

Physical address of issuer
1100 New Highway-Republic Airport, Farmingdale, NY 11735

Website of issuer
https://flyhopscotch.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$41,872.00	$9,722.00
Cash & Cash Equivalents	$41,872.00	$9,722.00
Accounts Receivable	$5,973.00	$17,469.00
Short-term Debt	$51,888.00	$6,993.00
Long-term Debt	$317,456.00	$0.00
Revenues/Sales	$642,028.11	$530,709.00
Cost of Goods Sold	$499,585.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$7,137.00	$21,391.00

April 17, 2023

FORM C-AR

Hopscotch Acquisition Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Hopscotch Acquisition Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://flyhopscotch.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 17, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hopscotch Acquisition Corporation (the "Company") is a Delaware Corporation, formed on August 13, 2021.

The Company is located at 1100 New Highway-Republic Airport, Farmingdale, NY 11735.

The Company's website is https://flyhopscotch.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Hopscotch Air, a subsidiary of Hopscotch Acquisition Corporation, provides private, regional air taxi services throughout the Northeast and performs an average of 1400 revenue legs per year (pre-Covid pandemic). We often fly to places the airlines don't serve, providing clients with a unique travel experience.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the ther information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. Even though the Company, through its wholly-owned subsidiary, has performed these services for more than ten years, there can be no assurance that the Company will be able to continue to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Further, the Coronavirus pandemic negatively impacted the Company's operations and there can be no guarantee that operations will fully recover and continue to grow. The business Company engages in is highly regulated and we can be subject to changes in regulations that may negatively impact our business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Vve anticipate raising additional capital within 12-14 months, which may result in economic dilution.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, regional air transportation. The demand for those services varies over the course of time.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Some current shareholders have voting rights in excess of the voting rights you have, further impacting your ability to affect management decisions.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings, n which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

Whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C , with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and .Will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget- as well as regulatory approval- our services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We operate in a highly competitive industry space and while we believe our services offer a unique value proposition, we still face competition from numerous transportation sources.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. Though the years we have successfully defended our trademarks at both the United State Patent and Trademark office and with infringing companies. We believe we have strong trademark protections.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in operations, sales, marketing, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell services is dependent on the outside government regulation such as the Federal Aviation Administration, Department of Transportation, other relevant government lav,s and regulations. The laws and regulations concerning the selling of services may be subject to change investment in the Company may be affected.

There are regulatory risks.
Hopscotch Air, Inc is an FAA-certificated air carrier and, as such, is subject to regulations by the FAA, Department of Transportation, and various other Federal and Canadian governmental agencies. These risks include negative regulatory changes, FAA-issued violations, or other certificate action that may make it difficult to continue operating.

Expenses may rise that are outside our control.
The aviation industry is subject to expenses outside the control of any one air carrier. Fuel and labor costs may rise, resulting in us having to charge higher fares, and making our services less appealing.

There is nationwide pilot shortage which may result in higher labor costs

There is a nation-wide pilot shortage that may hamper the company's ability to hire, train and retain crew members. This could result in higher labor costs and curtail our financial results.

An accident could prove devastating to our business.
If we have any accident, our insurance may not be sufficient and the regulators may suspend or revoke our ability to operate, even if it is not deemed our fault.

Investment may be scrutinized by the Department of Transportation.
The U.S. DOT reserves the right to review all air carrier related transactions. While we are confident the DOT will either not review this transaction or, if they do, they would quickly approve it, there is a risk that this could delay any investment.

There is no guarantee private aviation will continue to grow.
There is no guarantee that recent growth trends in private aviation will continue. The business is subject to various economic pressures and that could materially impact our business.

StartEngine has previously investigated and resolved flags on the issuer's subsidiary Bad Actor Check.
The issuer's subsidiary's Bad Actor Check showed three separate liens filed against the subsidiary, Hopscotch Air, Inc. Given the material risk for the Bad Actor Check was the tax liens, StartEngine notes no further concerns evidenced by the IRS Transcript reports.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Hopscotch Air, a subsidiary of Hopscotch Acquisition Corporation provides private, regional air taxi services throughout the Northeast and performs an average of 1400 revenue legs per year (pre-Covid pandemic). We often fly to places the airlines don't serve, providing clients with a unique travel experience.

Business Plan

We are now looking to expand along three lines of business. Expanding our successful Cirrus-based air taxi business. Launching scheduled service with Cessna Caravans or other appropriate aircraft to under-served markets. Adapting to emerging VTOL and electric aircraft, when those aircraft become available.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Air taxi services, common carriage as defined by the US Department of Transportation, Using Cirrus Aircraft	Cirrus's are technologically-advanced airplanes with unique safety features, including a wholeplane parachute system-- the only plane of its kind.	Regional Travel Market

Adapting to emerging VTOL and electric aircraft, when those aircraft become available.

Through Hopscotch Air, Hopscotch Acquisition Corporation provides private, regional air taxi services throughout the Northeast and performs an average of 1400 revenue legs per year (pre-Covid pandemic). We often fly to places the airlines don't serve, providing clients with a unique travel experience.

Competition

The Company's primary competitors are varied: Tradewind Aviation - is an operator of PC12 aircraft, which is much larger and more expensive. We both compete and use their services when our customers need larger planes to go further distances. Wheels UP - is a marketing company and operator of large, cabin-class jets. We operate an entirely different class of aircraft, at substantially lower price points. Blade - is a helicopter marketing company, offering per-seat air transportation to East Hampton. Blade utilizes our service when they have customers who need to fly to places such as Cape Cod. Other small operators- There are dozens of small airplane operators that we may compete against from time to time. .

Hopscotch Air, Inc, which is a wholly-owned subsidiary of Hopscotch Acquisition Corporation, has operated for a dozen years. We perform an average of fourteen hundred revenue legs per year (pre-pandemic), utlizing Cirrus aircraft. Cirrus's are technologically-advanced airplanes with unique safety features, including a wholeplane parachute system-- the only plane of its kind.

Supply Chain and Customer Base

Hopscotch Acquisition Corporation is the holding company of Hopscotch Air, inc. Hopscotch Air, Inc is an FAA-certified air carrier. We do not have any suppliers.

The company's customers are primarily individuals who use our service for business and leisure regional travel .

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
3658937	airplane chartering	Hopscotch Air, Inc	July 8, 2023	July 21, 2009	
3422741	airplane chartering		May 6, 2008	May 6, 2008	

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
air carrier	Department of Transportation		June 6, 2007	January 12, 2009

Hopscotch Air, Inc is an FAA-certificated air carrier and, as such, is subject to regulations by the FAA, Department of Transportation, and various other Federal and Canadian governmental agencies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1100 New Highway-Republic Airport, Farmingdale, NY 11735

The Company has the following additional addresses:

The Company conducts business in New York.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Hopscotch Air, Inc	C-Corporation	Delaware	June 4, 2007	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in NY.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	420,155
Voting Rights	10 votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Class B Common Stock
Amount outstanding	6,759
Voting Rights	1 vote per one share.
Anti-Dilution Rights	As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions v,ith related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Small Business Administration
Amount outstanding	$56,000.00
Interest rate and payment schedule	3.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 1, 2050
Other material terms	

Type of debt	Loan
Name of creditor	Douglas Okin
Amount outstanding	$350,000.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is [ ].

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Ownership

A majority of the Company is owned by a few people. Those people are Andrew Schmertz and Douglas Okin.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Andrew Schmertz	26.6%
Douglas Okin	26.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$21,391.00	$0.00	$0.00

Operations

Operational events that could prove challenging to this forecast include our ability to attract and retain pilots. There is a nationwide pilot shortage, that is welldocumented, and we may not be able to staff the operation to meet demand. We may face additional wage pressures as well, in order the attract and retain crew members. While we have experienced pricing power this year, we also face challenges in acquiring aircraft. The used aircraft market has been tight, with prices, in some cases, exceeding new aircraft. New aircraft could be harder to obtain, as our only aircraft manufacturer, Cirrus Aircraft, has a backlog of 12-18 months. Finally, inflation and uncertainty over the economy may effect demand, though as of October 2022, we have not seen these factors take effect.

The Company achieved profitability in 2021 and that continued to 2022. We continue to work to expand the fleet, hire crew-members, and enter new territories. Our objectives are to develop a commuter air line of business, which is to provide scheduled per seat service along routes abandoned by the commercial airlines. To do this, we'll need to invest in aircraft, new technologies, and new personnel, which may impact profitability in 2023.

Liquidity and Capital Resources

On November 16, 2022 the Company conducted an offering pursuant to Regulation CF and raised $92,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

Hopscotch Air, Inc currently has $85,000 cash on hand. We have an existing line of credit of $150,000 from American Express (part of their working capital program) and a line of credit from TD Bank. We have further access to cash, if needed, from existing shareholders. As with any airline we have deferred bookings, which provides short-term liquidity until flights are drawn down.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The funds from this campaign will be used almost exclusively on the expansion of the business. We intend to use the funds to lease additional aircraft, hire new pilots, and prepare to launch scheduled service.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Schmertz
(Signature)

Andrew Schmertz
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
4200 · Membership Fees	3,900.00
4134 · Charter	
4134.1 · Brokered Charter	16,693.34
4134 · Charter - Other	606,562.77
Total 4134 · Charter	623,256.11
4500 · Training Revenue	1,500.00
4550 · Pilot Hire Revenue	13,976.90
4940 · Discounts	-604.90
Total Income	642,028.11
Cost of Goods Sold	
5000 · Cost of Charter Operations	
5100 · Direct Operating Cost	
5110 · Fuel & Oil	
5110.01 · Fuel Reimbursements	-917.19
5110 · Fuel & Oil - Other	62,557.75
Total 5110 · Fuel & Oil	61,640.56
5120 · Maintenance	71,913.14
5121 · Maintenance - AC Owner	-3,154.57
Total 5100 · Direct Operating Cost	130,399.13
5130 · Landing & Grnd Handling Fees	
5135 · Landing & Grnd Hand Fees-Other	3,705.19
Total 5130 · Landing & Grnd Handling Fees	3,705.19
5150 · Subcontract Carriage/Transport	36,576.86
5160 · Reimbuseable-Ground Transport	357.67
5180 · Credit Card Processing Fees	13,451.58
5185 · Broker Commission	3,087.14
5190 · Pilot Compensation	
5192 · Pilot Compensation - Other	300.00
Total 5190 · Pilot Compensation	300.00
5195 · Training/Prof Dev-Flight Ops	1,125.00
5196 · Dues & Subscriptions-Flight Ops	7,576.75
5200 · T&E-Flight Ops	
5222 · Meals & Accomodation-Flight Ops	9,565.72
5223 · Travel-Flight Ops	2,035.41
Total 5200 · T&E-Flight Ops	11,601.13
Total 5000 · Cost of Charter Operations	208,180.45
5020 · Leaseback Expenses	41,591.25
5500 · Basic Costs of Ownership	
5600 · Flight Operations	
5610 · Wages & Benefits-Flight Ops	
5611 · Gross Reg Wages-Flight Ops	218,137.00
5630 · Payroll Taxes-Flight Ops	
5631 · Disability	-1,171.51
5632 · FICA	13,524.55
5633 · Medicare	3,162.98
5634 · FUTA	234.52
5635 · SUI - NY	2,899.65
5638 · Re-empl Svc ER - NY	48.09
Total 5630 · Payroll Taxes-Flight Ops	18,698.28
Total 5610 · Wages & Benefits-Flight Ops	236,835.28

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2022

	Jan - Dec 22
5660 · T&E-Flight Ops	
5663 · Travel-Flight Ops	1,234.13
Total 5660 · T&E-Flight Ops	1,234.13
5670 · Apparel-Flight Ops	1,108.92
Total 5600 · Flight Operations	239,178.33
5710 · Charts & Nav DB Subscriptions	1,932.98
5730 · Insurance-Airport/Aircraft	4,502.38
5740 · FBO-Tie Down	4,200.00
Total 5500 · Basic Costs of Ownership	249,813.69
Total COGS	499,585.39
Gross Profit	142,442.72
Expense	
6170p · Computer and Internet Expenses	7,206.72
6200 · Marketing Expense	
6300 · Marketing Expense-Programs	
6360 · DM	152.46
6300 · Marketing Expense-Programs - Other	971.46
Total 6300 · Marketing Expense-Programs	1,123.92
6200 · Marketing Expense - Other	3,772.68
Total 6200 · Marketing Expense	4,896.60
6330 · Insurance Expense	
6355 · Workers Comp	559.17
6360p · Life	14,400.00
6370 · D & O	685.35
Total 6330 · Insurance Expense	15,644.52
6500 · Technology	
6510 · Consulting-Technology	2,585.00
6520 · Hosting & ASP Services	2,433.22
Total 6500 · Technology	5,018.22
6600 · General & Administrative	
6660 · T&E-G&A	
6664 · Transportation	375.00
Total 6660 · T&E-G&A	375.00
6681 · Dues & Subscriptions - G&A	1,011.76
6701 · Other G&A	
6710 · Professional Fees	
6711 · Accounting	9,372.38
6713 · Other	3,000.00
6710 · Professional Fees - Other	48,923.63
Total 6710 · Professional Fees	61,296.01
6735 · License, Permits & Certs	5.00

Hopscotch Air, Inc - Acctg File
Profit & Loss
January through December 2022

			Jan - Dec 22
6740 · Bank & Other Admin Charges			
6741 · Financing Fees		3,975.00	
6742 · Payroll Processing Expense		7,729.20	
6743 · Bank Charges		2,849.48	
6745 · Late Fees		39.00	
Total 6740 · Bank & Other Admin Charges		14,592.68	
Total 6701 · Other G&A		75,893.69	
Total 6600 · General & Administrative			77,280.45
6610p · Payroll Taxes			0.00
6620p · Taxes			1,622.00
6710p · Rent Expense			13,652.00
6800 · Overhead-ALLOC			
6820 · Office Supplies-ALLOC			
6821 · Postage and Delivery-ALLOC	37.64		
6824 · Office Supplies & Goods-ALLOC	4,528.28		
Total 6820 · Office Supplies-ALLOC		4,565.92	
6860 · Telecom-Voice & Data-ALLOC		2,592.38	
Total 6800 · Overhead-ALLOC			7,158.30
Total Expense			132,478.81
Net Ordinary Income			9,963.91
Other Income/Expense			
Other Expense			
8000 · Ask My Accountant		0.00	
8020 · Interest Exp-General		2,826.55	
Total Other Expense			2,826.55
Net Other Income			-2,826.55
Net Income			**7,137.36**

Hopscotch Air, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hopscotch Air, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 6, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,722	1,519
Total Current Assets	9,722	1,519
Non-current Assets		
Computers, net of Accumulated Depreciation	-	304
Total Non-Current Assets	-	304
TOTAL ASSETS	9,722	1,823
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,931	21,304
Line of Credit	627	720
Short Term Debt	6,993	24,229
Deferred Revenue	78,105	21,489
Total Current Liabilities	89,656	67,742
Long Term Liabilities		
Notes Payable	62,566	98,514
Notes Payable - Related Parties	313,957	313,415
Total Long-Term Liabilities	376,523	411,929
TOTAL LIABILITIES	466,178	479,671
EQUITY		
Additional Paid in Capital	465,000	465,000
Accumulated Deficit	(921,457)	(942,848)
Total Equity	(456,457)	(477,848)
TOTAL LIABILITIES AND EQUITY	9,722	1,823

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	530,709	343,811
Cost of Revenue	617,819	365,815
Gross Profit	(87,110)	(22,004)
Operating Expenses		
Advertising and Marketing	10,656	16,458
General and Administrative	90,957	64,780
Research and Development	4,668	2,734
Rent and Lease	7,790	-
Depreciation	304	401
Total Operating Expenses	114,376	84,373
Operating Income (loss)	(201,486)	(106,377)
Other Income		
Treasury Grant	191,090	112,896
PPP Loan Forgiveness	35,948	-
Total Other Income	227,038	112,896
Other Expense		
Interest Expense	2,561	9,961
Other	1,600	8,180
Total Other Expense	4,161	18,141
Provision for Income Tax	-	-
Net Income (loss)	21,391	(11,622)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	21,391	(11,622)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	304	401
Accounts Payable	-	(63,454)
Accounts Receivable	(17,469)	(3,719)
Accounts Receivable - Other	-	5,053
Deferred Revenue	56,615	(57,113)
Other	96	96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	39,546	(118,736)
Net Cash provided by (used in) Operating Activities	60,937	(130,358)
FINANCING ACTIVITIES		
Credit Line	(92)	(137)
Notes Payable	(53,184)	95,844
Notes Payable - Related Parties	542	35,195
Net Cash provided by (used in) Financing Activities	(52,734)	130,902
Cash at the beginning of period	1,519	975
Net Cash increase (decrease) for period	8,203	544
Cash at end of period	9,722	1,519

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2020	2,067	-	365,000	(931,226)	(566,226)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	100,000	-	100,000
Net Income (Loss)	-	-	-	(11,622)	(11,622)
Ending Balance 12/31/2020	2,067	-	465,000	(942,848)	(477,848)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	21,391	21,391
Ending Balance 12/31/2021	2,067	-	465,000	(921,457)	(456,456)

Hopscotch Air, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hopscotch Air, Inc ("the Company") was formed in Delaware on June 4th, 2007. The Company is an FAA-certified air carrier, licensed under Title 14 Part 135 of the Code of Federal Regulations. The Company also holds Canadian authorization. The Company provides air taxi services, largely from Westchester County Airport, Republic-Farmingdale Airport, and Teterboro Airport to destinations throughout the Northeast and Mid-Atlantic.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by providing flight services. The Company receives payment before any services are delivered and recognize revenue when services are delivered. The Company's primary performance obligation is ensuring customers arrive at their scheduled destination. The Company had deferred revenue based off of cash received from their prepaid plans in the amount of $78,105 and $21,489 as of December 31st, 2021, and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Computers	5	2,004	(2,004)	-	-
Grand Total	5	2,004	(2,004)	-	-

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company had NOL carryovers in 2021 of $583,899 that was used against the total net income of $26,391 resulting in no income tax for 2021.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31st, 2021 and 2020, the Company had loan balances from a founder in the amounts of $313,957 and $313,415, respectively. The loan did not accrue interest and was due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In 2020, the Company obtained a Small Business Act (SBA) loan in the amount of $58,900. The loan accrues interest at 3.75% and is payable over 30 years starting in December 2022. The balance of the loan was $58,900 as of December 31st, 2021.

In 2020, the Company obtained a Paycheck Protection Program (PPP) loan in the amount of $35,947. The loan accrued interest at 1% and was due in 2025. The loan was mostly forgiven in 2021. The balance was $3,666 as of December 31st, 2021.

In 2020, the Company entered into a loan with an insurance premium financing leader in the amount of $4,960. The loan accrued interest at 13.47% and is due in 2022. The balance as of December 31st, 2021, was $1,748.

In 2020, the Company entered into a loan payable with a payment platform. The loan accrued interest at 12% and did not have any repayment terms. The loan was fully paid off in 2021.

The Company entered into an American Express Working Capital loan. The loan works as a short-term commercial loan to be paid directly to eligible vendors of the Business. The loan has a 12.5% flat interest fee with principal and interest due every 90 days. The balance as of December 31st, 2021, was $5,244.

See Note 3 – Related Party Transactions for details of loans from shareholders.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$323,828
2023	$2,880
2024	$2,880
2025	$2,880
2026	$1,963
Thereafter	$49,083

NOTE 6 – EQUITY

Hopscotch Acquisition Corporation, the parent company of Hopscotch Air, Inc, is authorized to issue 1,000,000 of common stock at par value of $0.0000001. There were 2,067 shares issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share. The current shareholders have 10-1 voting rights over any new shares issued as part of this offering.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses in the past, incurred negative working capital, and may generate future losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the

COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.